Calculation of Filing Fee Tables
SC TO-I
(Form Type)
Alpha Core Strategies Fund
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$35,000,000.00	(1)	0.0001102%	$3,857.00	(2)
Fees Previously Paid	—			—
Total Transaction Valuation	$35,000,000.00	(1)
Total Fees Due for Filing				$3,857.00
Total Fees Previously Paid				—
Total Fee Offsets				—
Net Fee Due				$3,857.00
_____________________
(1)          Calculated as the aggregate maximum purchase price for Common Units.
(2)          Calculated at $110.20 per $1,000,000 of the Transaction Valuation.